UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGRISTRATION
OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

        x	Merger
	        Liquidation
	        Abandonment of Registration
                (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	        Election of status as a Business Development Company
                (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Zazove Convertible Securities Fund, Inc.


3.	Securities and Exchange Commission File No.: 811-09189


4.	Is this an initial Form N-8F or an amendment to a previously filed
        Form N-8F?


	X Initial Application


5.	Address of Principal Executive Office (include No. & Street, City,
        State, Zip Code):

        520 Lake Cook Road, Suite 178
        Deerfield, IL 60015

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Nathan J. Greene , Esq.
        Sidley Austin LLP
        787 Seventh Avenue
        New York, NY 10019
        (212) 839-8600

 7.	Name, address and telephone number of individual or entity
        responsible for maintenance and preservation of fund records in accordance with rules
        31a-1 and 31a-2 under the Act
        [17 CFR 270.31a-1, .31a-2]:

        Zazove Associates, LLC
        1001 Tahoe Blvd.
        Incline Village, NV 89451
        (records as investment adviser)

        UMB Bank, N.A.
        928 Grand Blvd.
        Kansas City, MO 64106
        (records as custodian)

        UMB Fund Services
        235 W. Galena Street
        Milwaukee, WI 53212-3948
        (records as Registrar and Transfer Agent)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):


       x	Management company;
	        Unit investment trust; or
	        Face-amount certificate company.


9.	Subclassification if the fund is a management company (check only one):

	     Open-end
        X    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware,
        Massachusetts):  Maryland

11.	Provide the name and address of each investment adviser of the fund
        (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Zazove Associates, LLC
        1001 Tahoe Blvd.
        Incline Village, NV 89451

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        None.

13.	If the fund is a unit investment trust ("UIT") provide: Not applicable.


        (a)	Depositor's name(s) and address(es):

        (b)	Trustee's name(s) and address(es):


14.	Is there a UIT registered under the Act that served as a vehicle for
        investment in the         fund (e.g., an insurance company separate
        account)?

        No

        If Yes, for each UIT state: Not applicable.


        Name(s):

        File No.: 811-_________

        Business Address:


15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	    Yes


            If Yes, state the date on which the board vote took place:
            March 24, 2022

            If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            Yes

            If Yes, state the date on which the shareholder vote took place:
            May 18, 2022

            If No, explain:

II.	Distributions to Shareholders


16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        Yes

        (a)	If Yes, list the date(s) on which the fund made those
                distributions: June 30, 2022


        (b)	Were the distributions made on the basis of net assets?

                Yes


        (c)	Were the distributions made pro rata based on share ownership?

                Yes

       (d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: 1:1 exchange ratio calculated [___________].

       (e)	Liquidations only

        Were any distributions to shareholders made in kind?



        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only

        Has the fund issued senior securities?

        No

        If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

        Not Applicable.

18.	Has the fund distributed all of its assets to the fund's shareholders?

        Yes

        If No,

       (a)	How many shareholders does the fund have as of the date this form is filed?

       (b)	Describe the relationship of each remaining shareholder to
                the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not applicable.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
        (See question 18 above)

        No

        If Yes, NOT APPLICABLE

       (a)	Describe the type and amount of each asset retained by the
                fund as of the date this form is filed:


       (b)	Why has the fund retained the remaining assets?


       (c)	Will the remaining assets be invested in securities?


21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        No

        If Yes, NOT APPLICABLE

        (a)	Describe the type and amount of each debt or other liability:


        (b)	How does the fund intend to pay these outstanding debts or
                other liabilities?


IV.	Information About Event(s) Leading to Request For Deregistration


22.	(a)	List the expenses incurred in connection with the Merger
                or Liquidation:


        (i)	Legal expenses:	$154,500
        (ii)	Accounting expenses: None
        (iii)	Other expenses (list and identify separately): None
        (iv)	Total expenses (sum of lines (i)-(iii) above):	$154,500


        (b)	How were those expenses allocated?
                   $108,500 was paid by the Registrant
                   $46,000 was paid by the successor fund

        (c) 	Who paid those expenses?
                   $108,500 was paid by the Registrant
                   $46,000 was paid by the successor fund

        (d)	How did the fund pay for unamortized expenses (if any)?

                Not applicable.

23.	Has the fund previously filed an application for an order of the
        Commission regarding the Merger or Liquidation?

        No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not Applicable.

V.	Conclusion of Fund Business


24.	Is the fund a party to any litigation or administrative proceeding?

        No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        No

        If Yes, describe the nature and extent of those activities:

        Not applicable.


VI.	Mergers Only


26.	(a)	State the name of the fund surviving the Merger: Zazove Convertible
                Securities Fund, L.P.

        (b)	State the Investment Company Act file number of the fund surviving the Merger: Not applicable.

        (c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                Definitive Proxy Statement (Form Type: Sched. 14A), filed April 18, 2022, ICA File Number 811-09189 and SEC Accession No. 0001140361-22-014825

       (d)	If the merger or reorganization agreement has not been
                filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Zazove Convertible Securities Fund, Inc., (ii) he is the Treasurer and Secretary of Zazove Convertible Securities Fund, Inc and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



 	/s/ Steven M. Kleiman
 	Steven M. Kleiman
 	Secretary and Treasurer